UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 09, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 09, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

9 October 2026

Barclays PLC

Appointment of Joint Corporate Broker

Barclays plc ("Barclays" or the "Company") is pleased to announce the appointment of Goldman Sachs International ("Goldman Sachs") to act as Joint Corporate Broker with immediate effect. Goldman Sachs will work alongside the Company's existing Corporate Broker, J.P. Morgan Securities plc.

- ENDS -

For further information, please contact:

Investor Relations                                                                        Media Relations

Marina Shchukina +44 (0)20 7116 2526                                     Susie Guo +44 (0)20 3555 2560

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.